Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Two:
Nations Variable Annuity Series I
Nations Variable Annuity Series II/IIR
Nations Variable Annuity Series III/IIIR

July 6, 2023 update to the product notice dated May 1, 2023

The Board of Directors of Columbia Fund Variable Insurance Trust (the Trust) has approved the re-opening of Columbia Variable Portfolio - Small Company Growth Fund, a series of the Trust, on or about July 31, 2023.
Therefore, in Appendix A - Funds Available Under the Contract: the following fund information is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.85%*

This update should be retained for future reference.

HV-8009